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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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NAME:*  Emigrant Securities Corp.
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ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

5 East 42nd Street, New York, New York, 10017
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TELEPHONE NUMBER (INCLUDING AREA CODE): (213) 850-4000
                                        ----------------------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:
Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
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CHECK APPROPRIATE BOX:


    REGISTRANT IS FILING A REGISTRATION STATEMENT PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940 CONCURRENTLY WITH THE FILING OF FORM N-8A:

                    YES / / **     No /X/








------------

         *See footnote 1 to Item 1.

         **See Instructions 4(b) and 4(f).

Item 1.           Exact name of registrant.

                           Emigrant Securities Corp.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                           State of Organization:             Delaware
                           Date of Organization:              August 12, 1999

Item 3. Form of organization of registration (for example, corporation, partnership, trust, joint stock company, association, fund).

                           Corporation

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                           Management Company

Item 5.           If registrant is a management company:

                  (a) state whether registrant is a "closed-end" company or an "open-end" company:

                           Closed-end

                  (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                           Diversified company.

Item 6.           Name and address of each investment adviser of registrant.

                           Not Applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

                  (1)      Philip L. Milstein, Director
                           2 Kennsington Road
                           Scarsdale, NY  10583

                  (2)      Gilbert S. Stein, Director, President
                             and Chief Executive Officer
                           8 High Meadow Court
                           Old Brookville, NY  11545

                  (3) Stephen Goldsmith, Director, Senior Vice President Tripp Street
                           Mount Kisco, NY  10549

                  (4)      Michael J. Jackson, Director
                           2112 Cayuga Drive
                           Merrick, NY  11566

                  (5)      Michael Kahmann, Director
                           58 Betsy's Lane
                           New Canaan, CT  06840

                  (6)      Richard Wald, Director
                           526 Third Street
                           Brooklyn, NY  11215

                  (7) Douglas J. McClintock, Director 5 Hamilton Road Scarsdale, NY 10583

                  (8) Francis R. May, Senior Vice President and Treasurer 613 Nod Hill Road
                           Wilton, CT  06897

                  (9) Daniel C. Hickey, Senior Vice President and Secretary 14 Ferris Lane
                           Bedford, NY  10506

                  (10)     John R. Hart, Senior Vice President
                           731 Hillside Road
                           Fairfield, CT  06340

                  (11) Jansen Noyes, III, Senior Vice President 101 Otter Rock Drive
                           Greenwich, CT  06830

                  (12) James C. Woolsey, Executive Vice President 109 Oakford Circle
                           Wayne, PA  19087

Item 8. If registrant is an unincorporated investment company not having a board of directors

                  (a)  state the name and address of each sponsor of registrant;

                           Not Applicable

                  (b) state the name and address of each officer and director of each sponsor of registrant;

                           Not Applicable

                  (c) state the name and address of each trustee and each custodian of registrant.

                           Not Applicable

Item 9. (a) state whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                           No

                  (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                           Not Applicable

                  (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                           No

                  (d) State whether registrant has any securities currently issued and outstanding (yes or no)

                           No

                  (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing, of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                           Not Applicable

Item 10.          State the current value of registrant's total assets.

                  $0.00

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                           No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                           Not Applicable

    Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 16th day of August, 1999.


                                         EMIGRANT SECURITIES CORP.



                                      By: /s/ Francis R. May
                                          --------------------------------------
                                          Francis R. May
                                          Senior Vice President and Treasurer


Attest:




By: /s/ Daniel C. Hickey
    -----------------------------------
    Daniel C. Hickey
    Senior Vice President and Secretary